EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

Global Crossing Limited

	Successor				Predecessor
	Years Ended December 31,			December 10, to December 31,	January 1, to December 9,	Year Ended December 31,
	2006	2005	2004	2003(1)	2003(1)	2002
	(Dollars in Millions)
Loss from continuing operations before income taxes	$(257)	$(300)	$(255)	$(18)	$(293)	$(422)
Interest expense	106	99	45	3	13	62
Portion of rent expense representing interest	48	49	51	5	51	69

Losses available for fixed charges	$(103)	$(152)	$(159)	$(10)	$(229)	$(291)

Fixed charges:
Interest expense	$106	$99	$45	$3	$13	$62
Portion of rent expense representing interest	48	49	51	5	51	69
Preferred stock dividends	3	4	4	—	—	19

Fixed charges	$157	$152	$100	$8	$64	$150

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Deficiency	$260	$304	$259	$18	$293	$441

(1)

Income from continuing operations before income taxes for the period January 1 to December 9, 2003 excludes gain on settlement of liabilities subject to compromise and gain from fresh start adjustments of $23,076 million and $1,109 million, respectively.